UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101. Information to be Included in Statements Filed Pursuant to Section

240.13d-1(a) and Amendments Thereto Filed Pursuant to Section 240.13d-2(a))

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Virgin America Inc.

(Name of issuer)

Voting Common Stock, Par Value $0.01 Per Share

(Title of class of securities)

92765X208

(CUSIP number)

Kyle Levine

Vice President Legal and General Counsel

Alaska Air Group, Inc.

19300 International Boulevard

Seattle, Washington 98188

(206) 392-5040

with a copy to:

Andor D. Terner, Esq.

Paul Scrivano, Esq.

O’Melveny & Myers LLP

610 Newport Center Drive

17th Floor

Newport Beach, California 92660-6429

(949) 760-9600

(Name, address and telephone number of person authorized to receive notices and communications)

April 1, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92765X208

1	NAME OF REPORTING PERSON Alaska Air Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 10,517,156 (See Items 3, 4 and 5) (1)(2)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,517,156 (See Items 3, 4 and 5) (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 27.9% (See Items 3, 4 and 5) (1)(2)
14	TYPE OF REPORTING PERSON CO

(1)	Beneficial ownership of the above referenced voting common stock, par value $0.01 per share (the “Voting Common Stock”) of Virgin America Inc. is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Support Agreement (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Represents 10,517,156 shares of Voting Common Stock. Percentage calculation is based on 37,718,055 shares of Voting Common Stock outstanding as of April 1, 2016 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule).

Item 1.	Security and Issuer.

The common stock, par value $0.01 per share (the “Common Stock”) of Virgin America Inc. (“Virgin America”) is divided into two classes, voting common stock (the “Voting Common Stock”) and non-voting common stock. This statement on Schedule 13D (the “Statement”) relates to the Voting Common Stock. The principal executive office of Virgin America is 555 Airport Boulevard, Burlingame, California 94010.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of Alaska Air Group, Inc., a Delaware corporation (“Alaska Air Group”).

Alaska Air Group operates Alaska Airlines, Inc. (“Alaska Airlines”) and Horizon Air Industries, Inc., which together with Alaska Airlines’ partner regional airlines, SkyWest Airlines, Inc. and Peninsula Airways, Inc., serve more than 100 cities through an expansive network in Alaska, the Lower 48, Hawaii, Canada, Mexico and Costa Rica. The majority of Alaska Air Group’s revenue is generated by transporting passengers. Alaska Air Group’s address is 19300 International Boulevard, Seattle, Washington 98188.

The name, citizenship, business address and present principal occupation or employment of each director and executive officer of Alaska Air Group is listed on Schedule A attached hereto and is incorporated herein by reference.

During the last five years, to the knowledge of Alaska Air Group, none of the persons named on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, to the knowledge of Alaska Air Group, none of the persons named on Schedule A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth or incorporated in Item 4 is incorporated herein by reference.

Alaska Air Group may be deemed to have acquired beneficial ownership of 10,517,156 shares of Voting Common Stock pursuant to the Support Agreement (as defined below) and certain irrevocable proxies to vote such shares of Voting Common Stock granted thereunder.

In connection with the Agreement and Plan of Merger, dated as of April 1, 2016 (the “Merger Agreement”), by and among Alaska Air Group, Alpine Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Alaska Air Group (“Merger Sub”), and Virgin America, which is attached hereto as Exhibit 99.1, and as a condition and inducement to Alaska Air Group’s willingness to enter into the Merger Agreement, Alaska Air Group entered into the Support Agreement, dated as of April 1, 2016 (the “Support Agreement”), with Cyrus Aviation Holdings, LLC, and Cyrus Capital Partners, L.P. (together, the “Supporting Stockholder”), which is attached hereto as Exhibit 99.2.

As described in response to Item 4, the shares of Common Stock owned by the Supporting Stockholder have not been purchased by Alaska Air Group, and thus no funds were used for such purpose. Alaska Air Group did not pay any monetary consideration to the Supporting Stockholder in connection with the execution and delivery of the Support Agreement. For a description of the Support Agreement, see Item 4 below, which description is incorporated by reference to this Item 3.

Item 4.	Purpose of Transaction.

The purpose of the Support Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

Merger Agreement

Pursuant to the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into Virgin America (the “Merger”) with Virgin America surviving the Merger (the “Surviving Corporation”) as a direct, wholly-owned subsidiary of Alaska Air Group. At the effective time of the Merger (the “Effective Time”) each share of Virgin America’s Common Stock issued and outstanding immediately prior to the Effective Time, other than shares owned by Virgin America, Parent, Merger Sub or by Virgin America stockholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law, will be converted into the right to receive $57.00 in cash, without interest (the “Merger Consideration”).

Each of Alaska Air Group and Virgin America made certain representations, warranties and covenants in the Merger Agreement, including, among others, covenants by Virgin America to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the consummation of the Merger. The completion of the Merger is subject to certain conditions, including approval by the holders of Voting Common Stock, the absence of any material adverse effect on Virgin America’s business, expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and receipt of any required approvals from the U.S. Federal Aviation Administration and the U.S. Department of Transportation.

Upon the consummation of the Merger, (i) the directors of Merger Sub immediately prior to the effective time of the Merger will be the directors of the Surviving Corporation until the next annual meeting of stockholders of the Surviving Corporation (or their earlier resignation or removal) and until their respective successors are duly elected and qualified, as the case may be, (ii) the officers of Merger Sub immediately prior to the effective time of the Merger shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly appointed and qualified, as the case may be, (iii) the certificate of incorporation of the Surviving Corporation will be amended to read in its entirety in the form set forth in Exhibit A to the Merger Agreement, and (iv) the bylaws of Merger Sub immediately prior to the Effective Time will become the bylaws of the Surviving Corporation.

If the Merger is consummated as planned, the shares of Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and delisted from the NASDAQ Global Select Market.

Support Agreement

In connection with the Merger Agreement, the Supporting Stockholder, in its capacity as a stockholder of Virgin America, entered into the Support Agreement.

The Support Agreement requires the Supporting Stockholder to vote (or cause to be voted) the Supporting Stockholder’s Subject Shares (as defined in the Support Agreement) (i) in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, (ii) in favor of any proposal to adjourn or postpone any meeting of the stockholders of Virgin America to solicit additional votes if there are not sufficient votes for the adoption of the Merger Agreement on the date on which such meeting is held, (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement that is considered at such meeting, and (iv) against any Acquisition Proposal (as defined by the Merger Agreement) and against certain other actions that would reasonably be expected to interfere with the consummation of the Merger. Pursuant to the Support Agreement, the Supporting Stockholder waives appraisal rights and provides an irrevocable proxy appointing Alaska Air Group as the Supporting Stockholder’s proxy and attorney-in-fact to vote the Supporting Stockholder’s Subject Shares in accordance with the foregoing.

The Support Agreement and the irrevocable proxy granted pursuant to the Support Agreement will terminate upon the earliest to occur of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms and (c) the entry without the prior written consent of the Supporting Stockholder of any amendment to the Merger Agreement which results in a decrease in, or change in the composition of, the Merger Consideration.

Until the Support Agreement terminates in accordance with its terms, the Supporting Stockholder (x) is prohibited from transferring any Subject Shares beneficially owned by the Supporting Stockholder, subject to certain exceptions, and (y) agreed to certain restrictions on soliciting, or entering into discussions and negotiations with respect to, Acquisition Proposals.

The foregoing description of the Merger Agreement and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of the Merger Agreement and the Support Agreement included as Exhibits 99.1 and 99.2, respectively, to this Statement, and such agreements are incorporated by reference herein in their entirety where such references and descriptions appear.

Except as set forth in this Item 4 and in connection with the transactions contemplated by the Merger Agreement and the Support Agreement, Alaska Air Group does not have, and, to the knowledge of Alaska Air Group, none of the persons set forth on Schedule A hereto has, any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although Alaska Air Group reserves the right to develop such plans).

The Merger Agreement has been attached as an exhibit to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Virgin America or Alaska Air Group. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Virgin America, Alaska Air Group or any of their respective subsidiaries or affiliates. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure schedule that the parties have exchanged. Accordingly, investors should not rely on the representations and warranties as characterizations of the actual state of facts, since (i) they were made only as of the date of such agreement or a prior, specified date, (ii) in some cases they are subject to qualifications with respect to materiality, knowledge and/or other matters and (iii) they may be modified in important part by the underlying confidential disclosure schedule. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Virgin America’s or Alaska Air Group’s public disclosures.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) Alaska Air Group does not directly own any shares of Voting Common Stock. However, as described in Item 3 of this Statement, as a result of the Support Agreement, Alaska Air Group may be deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to be the beneficial owner of 10,517,156 shares of Voting Common Stock. Subject to the terms and conditions of the Support Agreement, and based on the share holdings of the parties to the Support Agreement as of April 1, 2016, Alaska Air Group is entitled to cast a total of 10,517,156, or 27.9%, of the total votes that may be cast by Virgin America stockholders as of such date (based on 37,718,055 shares of Voting Common Stock outstanding as of April 1, 2016 (as represented in the Merger Agreement)).

Alaska Air Group does not have sole voting or sole dispositive power with respect to any of such shares of Voting Common Stock, but may be deemed to have shared voting power with respect to all shares of Voting Common Stock. Alaska Air Group may be deemed to share with the Supporting Stockholder the power to vote such shares of Voting Common Stock solely with respect to those matters described in Item 4 of this Statement and in the Support Agreement, which are incorporated herein by reference. Other than as a result of the restrictions on transfer described under Item 4 above which preclude the sale or other transfer of the Subject Shares during the term of the Support Agreement, to the knowledge of Alaska Air Group, the Supporting Stockholder has sole dispositive power over, and the power to direct the proceeds from the sale of, the Subject Shares.

Except as described in this Statement, neither Alaska Air Group nor any person listed on Schedule A hereto has any equity or other ownership interest in Virgin America.

(c) As described in Items 3 and 4 of this Statement, Alaska Air Group has entered into the Support Agreement and the Merger Agreement within the last 60 days. Neither Alaska Air Group nor, to the knowledge of Alaska Air Group, any person listed on Schedule A hereto has effected any other transaction in shares of Voting Common Stock during the past 60 days.

(d) To the knowledge of Alaska Air Group, no person, other than the Supporting Stockholder, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Voting Common Stock covered by this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

Except as set forth in Item 3 and 4 of this Statement, neither Alaska Air Group nor, to the knowledge of Alaska Air Group, any person listed on Schedule A hereto has any contracts, arrangements, understandings or relationships with respect to any securities of Virgin America (including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies).

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Exhibit Name

99.1	Agreement and Plan of Merger, dated as of April 1, 2016, by and among Alaska Air Group, Inc., Alpine Acquisition Corp. and Virgin America Inc.

99.2	Support Agreement, dated April 1, 2016, by and among Alaska Air Group, Inc., Cyrus Aviation Holdings, LLC, and Cyrus Capital Partners, L.P.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2016

ALASKA AIR GROUP, INC.

By:	/s/ Bradley D. Tilden
Name:	Bradley D. Tilden
Title:	President and Chief Executive Officer

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF ALASKA AIR GROUP, INC.

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of Alaska Air Group, Inc. are set forth below. The business address of each director and executive officer of Alaska Air Group, Inc. is 19300 International Boulevard, Seattle, Washington 98188. The business telephone number of each director and executive officer of Alaska Air Group, Inc. is (206) 392-5040. All of the individuals listed below are citizens of the United States of America.

Name	Present Principal Occupation or Employment

Bradley D. Tilden	Chairman, President and Chief Executive Officer of Alaska Air Group, Inc. and Alaska Airlines, Inc., Chairman and Chief Executive Officer of Horizon Air Industries, Inc., and Director, President, Chief Financial Officer and Secretary of Alpine Acquisition Corp.

Brandon S. Pedersen	Executive Vice President Finance and Chief Financial Officer of Alaska Air Group, Inc. and Alaska Airlines, Inc.

Christopher M. Berry	Controller of Alaska Air Group, Inc. and Alaska Airlines, Inc. and Managing Director Accounting of Alaska Airlines, Inc.

Kyle B. Levine	Vice President Legal and General Counsel of Alaska Air Group, Inc. and Alaska Airlines, Inc. and Chief Ethics and Compliance Officer of Alaska Air Group, Inc.

Mark G. Eliasen	Vice President Finance and Treasurer for Alaska Air Group, Inc. and Alaska Airlines, Inc. and Treasurer of Horizon Air Industries, Inc.

Patricia M. Bedient	Executive Vice President for The Weyerhaeuser Company. Director of Alaska Air Group, Inc., Alaska Airlines, Inc. and Horizon Air Industries, Inc.

Marion C. Blakey	President and Chief Executive Officer of Rolls-Royce North America, Inc. Director of Alaska Air Group, Inc., Alaska Airlines, Inc. and Horizon Air Industries, Inc.

Phyllis J. Campbell	Chairman of the Pacific Northwest Region for JPMorgan Chase & Co. Director of Alaska Air Group, Inc., Alaska Airlines, Inc. and Horizon Air Industries, Inc.

Dhiren R. Fonseca	Partner at Certares LP. Director of Alaska Air Group, Inc., Alaska Airlines, Inc. and Horizon Air Industries, Inc.

Jessie J. Knight, Jr.	Director of Alaska Air Group, Inc., Alaska Airlines, Inc. and Horizon Air Industries, Inc.

Dennis F. Madsen	Director of Alaska Air Group, Inc., Alaska Airlines, Inc. and Horizon Air Industries, Inc.

Helvi K. Sandvik	President of NANA Development Corporation. Director of Alaska Air Group, Inc., Alaska Airlines, Inc. and Horizon Air Industries, Inc.

Katherine J. Savitt	President, Digital of STX Entertainment. Director of Alaska Air Group, Inc., Alaska Airlines, Inc. and Horizon Air Industries, Inc.

J. Kenneth Thompson	President and CEO of Pacific Star Energy LLC. Director of Alaska Air Group, Inc., Alaska Airlines, Inc. and Horizon Air Industries, Inc.

Eric K. Yeaman	President and COO of First Hawaiian Bank. Director of Alaska Air Group, Inc., Alaska Airlines, Inc. and Horizon Air Industries, Inc.